UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

INTRABIOTICS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

46116T 506

(CUSIP Number)

Kevin C. Tang

Tang Capital Management, LLC

4401 Eastgate Mall

San Diego, CA 92121

(858) 200-3831

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46116T 506

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tang Capital Partners, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,988,139

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,988,139

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,988,139

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 46116T 506

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tang Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,988,139

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,988,139

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,988,139

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 46116T 506

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kevin C. Tang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 126,360

	8.	Shared Voting Power 1,988,139

	9.	Sole Dispositive Power 126,360

	10.	Shared Dispositive Power 2,000,139

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,126,499

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.02%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the common stock, $0.001 par value per share of Intrabiotics Pharmaceuticals, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 1009 Oak Hill Road, Suite 201, Lafayette, CA 94549.

Item 2.	Identity and Background
Identity of Each Reporting Person

This Statement is being jointly filed on behalf of the following individuals and entities (each, a “Reporting Person” and collectively, “Reporting Persons”), pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Tang Capital Partners, LP

Tang Capital Management, LLC

Kevin C. Tang

Background of Each Reporting Person

Tang Capital Partners, LP

The business address of Tang Capital Partners, LP is:

4401 Eastgate Mall

San Diego, CA 92121

Tang Capital Partners, LP is a partnership engaged in capital management.

Tang Capital Management, LLC

The business address of Tang Capital Management, LLC is:

4401 Eastgate Mall
San Diego, CA 92121

Tang Capital Management, LLC is a limited liability company engaged in capital management.

Kevin C. Tang

The business address of Kevin C. Tang is:

4401 Eastgate Mall
San Diego, CA 92121

Mr. Tang is the manager of Tang Capital Management, LLC.

Information Regarding Legal Proceedings

To the best knowledge of the Reporting Persons, no party identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such party was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citizenship

Each person filing this Statement is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On February 17, 2006, the Individual Retirement Account for the benefit of Chang L. Kong (the “Chang IRA”) purchased 500 shares of the Issuer’s common stock for $1,729.50, and the Individual Retirement Account for the benefit of Chung W. Kong (the “Chung IRA”) purchased 500 shares of the Issuer’s common stock for $1,729.50.  On February 21, 2006, the Chang IRA purchased 500 shares of the Issuer’s common stock for $1,729.50, and the Chung IRA purchased 500 shares of the Issuer’s common stock for $1,729.50.  On February 22, 2006, the Chang IRA purchased 5,000 shares of the Issuer’s common stock for $17,392.50, and the Chung IRA purchased 5,000 shares of the Issuer’s common stock for $17,392.50.  On February 24, 2006, Julian Tang UTMA purchased 22,477 shares of the Issuer’s common stock for $75,297.95, Kevin Tang’s Individual Retirement Account purchased 15,089 shares of the Issuer’s common stock for $50,548.15, Justin Tang UTMA purchased 28,370 shares of the Issuer’s common stock for $95,035.50, Noa Tang UTMA purchased 1,319 shares of the Issuer’s common stock for $4,418.65, the Tang Advisors LLC Profit Sharing Plan purchased 10,803 shares of the Issuer’s common stock for $36,190.05, and the Tang Family Trust purchased 17,442 shares of the Issuer’s common stock for $58,430.70.  Each purchaser used its own funds for the purchase, none of which were borrowed or otherwise obtained from any source to acquire the shares.

Prior to the acquisitions described in the paragraph above, Kevin C. Tang has the right to acquire ownership of certain shares of the Issuer’s common stock through stock option grants in his capacity as a director of the Issuer.  As of the date of this Statement, 30,278 shares subject to such options will be exercisable within 60 days.  Also prior to the acquisitions described in the paragraph above, Tang Capital Partners, LP acquired 492,579 shares of the Issuer’s common stock for $3,225,329.28 as well as shares of Series A preferred stock and warrants to purchase common stock, which were reported on a statement on Form 13D filed on May 1, 2003, as amended.  Also prior to the acquisitions described in the paragraph above, Justin Lee Tang UTMA purchased 583 shares for $10,848.35.  Each purchaser used its own funds for the purchase, none of which were borrow or otherwise obtained from any source to acquire the shares.

Item 4.	Purpose of Transaction

Each of the entities which acquired shares of the Issuer’s common stock as described in Item 3 holds such shares for investment purposes.

The Reporting Persons have no current plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)           Amount beneficially owned and percentage of class:

Tang Capital Partners, LP	1,988,139 shares, representing 18.8% of the class
Tang Capital Management, LLC	1,988,139 shares, representing 18.8% of the class
Kevin C. Tang	2,126,499 shares, representing 20.02% of the class

Tang Capital Partners, LP is the record and beneficial owner of 685,677 shares of the Issuer’s common stock, and has the right to acquire an additional 1,302,462 shares of common stock upon exercise of warrants and conversion of convertible securities it holds.  Kevin C. Tang is the beneficial owner of 2,126,499 of the Issuer’s common stock, comprising 28,953 shares owned by Justin Lee Tang under the Uniform Transfers to Minors Act (“UTMA”), for which Kevin C. Tang serves as trustee, 22,477 shares owned by Julian Tang under the UTMA, for which Kevin C. Tang serves as trustee, 1,319 shares owned by Noa Tang under the UTMA, for which Kevin C. Tang serves as trustee, 10,803 shares owned by the Tang Advisors LLC Profit Sharing Pan, for which Kevin C. Tang serves as trustee, 17,442 shares held by the Tang Family Trust, for which Kevin C. Tang serves as trustee, 15,089 shares held by Kevin C. Tang’s Individual Retirement Account, 30,278 shares issuable upon exercise of options held by Kevin C. Tang within 60 days of this Statement, 6,000 shares owned by the Chang IRA, 6,000 shares owned by the Chung IRA and 1,988,139 shares held by Tang Capital Partners, LP.  Justin Lee Tang, Julian Tang and Noa Tang are Kevin C. Tang’s children.  Kevin C. Tang is a beneficiary of the Tang Family Trust.  Chang and Chung Kong are Kevin C. Tang’s in-laws and Mr. Tang may be deemed to have shared dispositive power over the shares held in the Chang IRA and the Chung IRA.  Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, and Kevin C. Tang, as the manger of Tang Capital Management, LLC, may also be deemed to beneficially own the shares beneficially owned by Tang Capital Partners, LP.  Kevin C. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.  Chang and Chung Kong are retired U.S. citizens and their address is 6429 Peinado Way, San Diego, CA 92121.

(b)           Voting and disposition powers:

Sole power to vote or direct the vote:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	126,360 shares

Shared power to vote or direct the vote:

Tang Capital Partners, LP	1,988,139 shares
Tang Capital Management, LLC	1,988,139 shares
Kevin C. Tang	1,988,139 shares

Sole power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	126,360

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	1,988,139 shares
Tang Capital Management, LLC	1,988,139 shares
Kevin C. Tang	2,000,139 shares

(c)           Other than the purchases on February 17, 2006, February 21, 2006, February 22, 2006 and February 24, 2006 purchases described in Item 4, none of the Reporting Persons has effected any transaction in the Issuer’s common stock within the last 60 days.

(d)           N/A.

(e)           N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the relationships described in Item 5(a) of this Statement.

Kevin C. Tang is a director of the Issuer.  Mr. Tang has entered into non-statutory stock option agreements relating to stock option grants to purchase 25,000 shares of the Issuer’s common stock at an exercise price of $13.93 per share, 10,000 shares of the Issuer’s common stock at an exercise price of $4.08 per share, 5,000 shares of the Issuer’s common stock at an exercise price of $16.49 per share and 12,500 shares at an exercise price of $3.50 per share.  The shares subject to the 25,000 share option vest in 36 equal monthly installments beginning on July 11, 2004 and ending on June 11, 2007.  The shares subject to each of the 10,000 share option and 5,000 shares option are fully vested.  The shares subject to the 12,500 share option vest in one installment on February 13, 2007.  The 2004 Stock Incentive Plan and the form of the agreements governing these grants are attached to this Schedule 13D and are incorporated herein by reference.

Tang Capital Partners, LP entered into a Preferred Stock and Warrant Purchase Agreement with the Issuer on February 5, 2003, as amended from time to time, pursuant to which Tang Capital Partners, LP purchased 162 shares of the Issuer’s Series A Preferred Stock and a warrant to purchase 450,154 shares of the Issuer’s common stock.  The 162 shares of Series A Preferred Stock are convertible into 852,308 shares of the Issuer’s common stock.  The financing agreements have been incorporated by reference as exhibits to this Schedule 13D and are incorporated by reference herein.

The Reporting Persons have entered into a Joint Filing Agreement.  See Item 2.

Any of the Reporting Persons may from time to time acquire or dispose of Issuer securities.  Such acquisitions or dispositions may be made in the open market or in privately negotiated transactions.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:            Joint Filing Agreement. (Filed herewith)

Exhibit 2:            Form of Stock Option Agreements (Filed herewith)

Exhibit 3:            2004 Stock Incentive Plan.  (Incorporated by reference to the Issuer’s Registration Statement on Form
S-1, filed with the SEC on April 14, 2004.)

Exhibit 4:            Preferred Stock and Warrant Purchase Agreement (incorporated by reference from Appendix B of the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on March 3, 2003).

Exhibit 5:            Warrant to Purchase Shares of Common Stock of Intrabiotics Pharmaceuticals, Inc. (incorporated by reference from Appendix D of the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on March 3, 2003).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

March 2, 2006

TANG CAPITAL PARTNERS, LP

	By:	Tang Capital Management, LLC

	By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

	By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang